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02060092

November 20, 2002

File No. 82-34652

PROCESSED
DEC 0 9 2002
THOMSON
FINANCIAL

RECD S.E.C.
NOV 2 6 2002
1086

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549
USA

SUPPL

Ladies and Gentlemen,

De' Longhi S.p.A.-Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934- File No. 82-34652

On behalf of De' Longhi S.p.A. ("**De' Longhi**") and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith please find:

1. De' Longhi 2002 half year consolidated financial statements (in English);
2. Press release dated July 29, 2002 announcing that the board of directors' of De' Longhi would meet on September 13, 2002 to approve the 2002 half year report (in English);
3. Press release dated September 13, 2002 relating to (i) the board of directors' approval of the 2002 half year report, (ii) related summary discussion of the half year financial results; and (iii) appointment of a new Investor Relations Manager (in English);
4. Notice published on "Il Sole 24 Ore" and "Milano Finanza" informing that the 2002 half year report was deposited and available for review at the legal offices of De' Longhi and Borsa Italiana S.p.A., and that a copy of the report was posted on the De' Longhi's website (in Italian);
5. Press release dated October 7, 2002 confirming Kenwood's sales growth forecasts and the positive trend in Kendwood's profitability (in English).

6. Press release dated October 21, 2002 announcing that the board of directors of De' Longhi would meet on November 13, 2002 to approve the third quarter report at September 30, 2002 (in English).

Please feel free to call me if you have any questions at +44 207 710 1000. Please acknowledge receipts of this letter by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Sincerely yours,

Michael S. Immordino
of LATHAM & WATKINS

Enclosure
cc: Caterina Del Turco
Arianna Maronese
of De' Longhi S.p.A.

DE LONGHI S.P.A.
INDEX OF DOCUMENTS

1

DēLonghi

Half-year Report
As of June 30, 2002

Index

Corporate Bodies

Board of Directors

President	GIUSEPPE DE' LONGHI *
Vice-President	FABIO DE' LONGHI
Managing Director	STEFANO BERALDO **
Director	GIORGIO BRUNETTI
Director	CARLO GARAVAGLIA
Director	SILVIO SARTORI ***
Director	GIORGIO SANDRI

Board of Statutory Auditors

President	GIANLUCA PONZELLINI
Standing Members	MASSIMO LANFRANCHI
	GIANCARLO MALERBA
Alternate Members	EMILIO ETTORE GNECH
	FRANCESCO NOBILI

Auditors

PricewaterhouseCoopers S.p.A.

Committee for internal control and corporate governance

GIORGIO BRUNETTI
CARLO GARAVAGLIA

Remuneration Committee

STEFANO BERALDO
GIORGIO BRUNETTI
CARLO GARAVAGLIA

* Has all powers of ordinary and extraordinary management to be exercised with several and single signature, excluding all powers that shall not be delegated in compliance with Art. 2381 of the Civil and Statutory Code.

** Has all powers of ordinary and extraordinary management to be exercised with several and single signature, excluding all powers that shall not be delegated in compliance with Art. 2381 of the Civil and Statutory Code and the following ones: (i) underwriting, acquisition, transfer, leasing of companies or company branches; (ii) acquisition, transfer or patents of trademarks and (iii) acquisition or transfer of tangible assets.

*** Appointed by co-option by the Board of Directors of 31 May 2002 and by the resolution of the Shareholders' meeting of 15 July 2002.

Financial highlights

Economic Data	In million of Euro 30.06.2002 (6 months)	%	In million of Euro 30.06.2001 (6 months)	%	In million of Euro 31.12.2001	%
Revenues from sales	558.7	100.0%	515.3	100.0%	1,197.9	100.0%
EBITDA	62.9	11.3%	53.2	10.3%	164.1	13.7%
Financial Charges	15.5	2.8%	17.8	3.5%	39.9	3.3%
EBIT	29.1	5.2%	20.3	3.9%	94.4	7.9%
Result of the period (*)	12.0	2.1%	4.0	0.8%	26.3	2.2%

Financial Data	30.06.2002	30.06.2001	31.12.2001
Net working capital	360.9	381.2	388.5
Net financial position	(398.9)	(600.7)	(447.1)
Net Equity	528.9	377.1	524.8
Operating cash flow (**)	55.9	9.7	51.6

Economic and financial indicators	30.06.2002	30.06.2001	31.12.2001
NWC/ Net sales (***)	29.1%	33.7%	32.4%
GEARING (PFN)	0.75	1.59	0.85

(*) The results of the period as of June 30, 2002 and as of June 30, 2001 are presented before taxes.

(* *) Flow generated by present management plus NWC variation plus financial flow from investments.

(***) On 12 month rolling data.

Sales by product line
(in million of Euro)


250
200
150
100
50
0
Half-year 2001
Half-year 2002
Cooking and food preparation
Cleaning and ironing systems
Heating
Conditioning and air treatment
Other

Sales by geographical area

(in million of Euro)


180
160
140
120
100
80
60
40
20
0
Half-year 2001
Half-year 2002
Italy
United Kingdom
Rest of Europe
Usa, Canada, Mexico
Japan
Rest of the world

Stock-exchange and share data

	In units per Euro ***30.06.2002***	In units per Euro ***31.12.2001***
Number of shares	149,500,000	149,500,000
(*) Book value per share	3.54	3.51
(**) Price per share	4.85	3.32
Dividend per share	-	0.033
Market Capitalisation (in million of Euro) (**)	725.1	496.3
Earning per share (*)	0.08	0.18

(*) Result as of June 3, 2002 before taxes
(**) Data as of September 9, 2002 for June 30, 2002

Performance of the De'Longhi share



6
5
4
3
2
Jan01
May01
Sep01
Jan02
May02
3
2
1
0
Millions

Report of the Board of Directors

Main results

In the first six months of the year 2002 the Group collected earnings for Euro 558.7 million, with a growth of Euro 43.4 million - equal to 8.4% - with respect to the same period of the previous year.

EBITDA was of Euro 62.9 million (Euro 53.2 million as of June 30, 2001) with an incidence on net earnings that increased from 10.3% at 30 June 2001 to 11.3% at 30 June 2002, thus with a growth of 18.1%.

Thanks to the significant increase of EBIT, from Euro 20.3 million as of 30 June 2001 to Euro 29.1 million as of 30 June 2002, with an incidence on net earnings that increased from 3.9% to 5.2%, the result before-tax amounts to a profit of Euro 12.0 million, with respect to a profit of Euro 4.0 million in the same period of the previous year.

It is to be noted that the profitability of the first half of the year is normally less successful compared to that of the whole year. Actually in the first six months of the year 2001 earnings amounted to 43% of the annual total, and generally the most favourable sales mix in terms of profitability is achieved in the second half of the year.

The operating cash flow generated by the group in the first half of 2002 (before taxes) amounted to Euro 55.9 million.

In the first six months of 2002 investments, as far as the same consolidation area is concerned, amount to Euro 15.6 million with respect to Euro 25 million in the same period of 2001 (including the investments of Euro 5.6 million for the listing process).

The net financial position passed from Euro 447.1 million as of December 31, 2001 to Euro 398.9 million as of June 30, 2002 with a growth of Euro 48.2 million. Compared to June 30, 2001 the growth amounts to Euro 201.9 million and includes the profits ensuing the listing which totalled Euro 112 million above all expenses.

Important facts

During the six month period the operation of aggregating the controlled companies Simac - Vetrella S.p.A. and Ariagel S.p.A. in De' Longhi S.p.A. was finalised. This operation was carried out in light of the opportunity to attain both organisation efficacy and internal valued co-operation. The focus on trademarks remains instead unaltered being it guaranteed by the maintenance of dedicated commercial structures.

Further to this aggregation, it was possible to finalise the process of specialisation and rationalisation of the production plants, and definitely close the two production units in Candiolo (TO) and Dolo (VE).
The operation was carried out through two different mergers approved during their respective extraordinary meetings of July 15, 2002. They were later finalised through the deeds of merger on August 1, 2002.

During the month of May another shareholding of the Top Clima SL capital was acquired, bringing the participation total amount to 8.34%. The total amount of the acquisition was of Euro 0.9 million and includes the option to increase such participation to a maximum of 50% by June 30, 2006.

In the year 2001 Top Clima SL, a Spanish company operating in the field of air conditioning and current distributor of Climaveneta S.p.A. for the Spanish market, generated a turnover of Euro 23 million and in the first half of 2002 a turnover of Euro 12.4 million, showing a significant growth compared to the same period of 2001.

In February the first De' Longhi products (air heating line) were produced in the plant of Quing-Xi-Town (People's Republic of China) with good qualitative results.

Operating performance

It is herewith presented a reclassification of the income statement. Please note that results are meant before taxes.

	2002 1st Half-year	% on sales	2001 1st Half-year	% on sales
	Million Euro	%	Million Euro	%
Net revenues	558.7	100.0%	515.3	100.0%
2002/2001 Increase	*43.4*	*8.4%*		
Material Consumables and goods	(270.0)	(48.3%)	(255.7)	(49.6%)
Service expense	(136.5)	(24.4%)	(123.1)	(23.9%)
Added value	**152.2**	**27.2%**	**136.4**	**26.5%**
Labour cost	(82.9)	(14.8%)	(78.9)	(15.3%)
Provisions	(6.4)	(1.2%)	(4.3)	(0.8%)
EBITDA	**62.9**	**11.3%**	**53.2**	**10.3%**
2002/2001 Increase	*9.7*	*18.1%*		
Depreciation	(33.7)	(6.0%)	(32.9)	(6.4%)
EBIT	**29.1**	**5.2%**	**20.3**	**3.9%**
2002/2001 Increase	*8.8*	*43.3%*		
Financial Incomes (Expenses)	(15.5)	(2.8%)	(17.8)	(3.5%)
Other Incomes (Expenses)	(1.3)	(0.2%)	1.9	0.4%
Earnings before taxes	**12.3**	**2.2%**	**4.4**	**0.8%**
Result pertaining to third parties	(0.4)	(0.1%)	(0.3)	(0.1%)
Result before taxes - competence of the Group	**12.0**	**2.1%**	**4.0**	**0.8%**

Trend of net revenues

During the first half of the year net revenues increased of Euro 43.4 million (8.4%) with respect to the same period of 2001and reached Euro 558.7 million.

Such an increase is mainly due to a significant increase in the turnover, to which is to be added a positive mix effect and a price rise, partially compensated by a negative exchange effect.

The growth as a whole is satisfactory and meets the expectations thanks to the good results in the departments of Cooking and Food Preparation, Home Cleaning and Ironing and Air Conditioning. All these departments benefited of the positive effect ensuing the sales of Kenwood and Ariete trademarked products.

Trend by business segment

The trend of the business segments the Group deals with are summarised as follows:

DE' LONGHI GROUP	2002 1st Half-year	2001 1st Half-year	2002-2001 Variation	2002-2001 % Variation
	Euro mil.	Euro mil.	Euro mil.	%
Cooking and Food Preparation	244.9	215.9	29.0	13.4%
Home Cleaning and Ironing	78.7	63.3	15.4	24.4%
Heating	50.2	55.4	(5.2)	(9.4%)
Air Conditioning and air treatment	164.5	155.6	8.9	5.7%
Other (*)	20.4	25.1	(4.7)	(18.6%)
Total	**558.7**	**515.3**	**43.4**	**8.4%**

(*) The line "Other" includes revenues from the sale of accessories, spare parts, raw materials, semifinished products and scrap as well as earnings from the supply of services, contingent assets and various other earnings.

Cooking and Food Preparation

This sector increased of 13.4%. with respect to the same period last year. As far as the De' Longhi trademark is concerned, such a trend was given by the strong growth in the sales of coffee machines, deep-fryers and electric ovens. As for the Kenwood trademark, a contribution to its growth was given by the majority of it product lines.

This very positive result is to be highlighted also in the light of the strategic decision to withdraw from the market of "*low end*" microwave ovens characterised by low profits. If excluding such product line, the growth would be of 16.3%.

Home Cleaning and Ironing

In the first half of the year 2002 the increase in revenues amounted to 24.4% with respect to the same period of last year. The growth is mainly due to the success gained by steam products for home cleaning.

Heating

In the first six months revenues decreased of 9.4% with respect to the same period in 2001, which is totally due to the events of the first quarter of 2002. The trend as of June already shows a growth comparing with the first three months. However it is to be highlighted that over a whole year span its second quarter represents the less significant time period, thus it is not sufficient to fully recover the final statement of the first three months of 2002. In any case the positive forecast of recovery over the entire year is confirmed by the present trend of outstanding orders.

Air conditioning and air treatment

In the first half of the year revenues increased of 5.7%. This trend is the result of the good sales campaign for portable conditioning units - mainly in Italy, France and Germany - and for the fixed conditioning system.

As forecasted, in the second part of the semester there was a strong growth in the sales of products for industrial conditioning.

Sales by geographical area

The sales trend by geographical area is shown in the table below:

	2002 1st Half-year	2001 1st Half-year	2002-2001 Variation	2002-2001 % Variation
	Million of Euro	Million of Euro	Million of Euro	%
Italy	165.9	159.6	6.3	4.0%
United Kingdom	75.6	73.9	1.6	2.2%
Rest of Europe	153.3	139.4	13.9	10.0%
USA, Canada, Mexico	74.2	53.2	21.0	39.4%
Japan	18.6	13.6	5.0	37.1%
Rest of the World	71.1	75.5	(4.5)	(5.9%)
Total	**558.7**	**515.3**	**43.4**	**8.4%**

All the main markets show a positive trend. In particular it is to be noted the significant growth in both the North American market and in Japan (with rates above 30%).

Italy has significantly recovered in comparison to the negative trend of the first semester, which was also penalised by the postponement of some promotional campaigns. The good trend of the second semester (+23% with respect to the same period of 2001), which also benefited of the successful season of mobile conditioning, shows a faster growth: this is a positive sign that should bring about a further increase of sales.

In order to understand the moderate increase of sales in the United Kingdom it is necessary to take into account the already mentioned events related to the trend of the mobile heating line in the first half of the year and the withdrawal from the sector of "*low end*" microwave ovens. If excluding such product line, the growth would be of 10.2%. The sales of Kenwood trademarked products showed a very positive trend.

As for the Rest of Europe, the growth is of 10% with respect to the same period of 2001; significant positive trends are recorded for both the French and German market.

Sales in the Rest of the World were negatively impacted by the decrease in demands of some countries, mainly Brazil and Argentina.

Profitability trend

During the half-year EBITDA amounted to Euro 62.9 million with a growth of 18.1% comparing to the same period of 2001. In terms of percentage, the incidence passed from last year's 10.3% to 11.3%.

As for the main components of EBITDA of this period, it is to be highlighted:

- the positive effect given by a decrease in the purchase cost of raw materials;
- the benefits coming from the co-operative action with Kenwood that were not present in the first half of the year 2001;
- a decrease in the incidence on net earnings of the employment cost, which passed from 15.3% in 2001 to 14.8% in 2002 thanks to the many actions to improve efficiency, a better use of the Chinese reality (for both production and supply) and the renovations carried out during previous years;

- the negative effect due to the trend of some exchange rates with respect to Euro, counterbalanced by operations of backing, whose effects can be seen among the items of the income statement.

The depreciation of the year, equal to Euro 33.7 million, includes the depreciation of the consolidation differences amounting to Euro 9.2 million and of other intangible operations amounting to Euro 6.8 million.

EBIT in the semester amounted to Euro 29.1 million with a growth of 43.3% with respect to the same period in 2001. In terms of percentage, the incidence of earnings increased from 3.9% of last year to 5.2%.

The financial management shows a decrease of charges equal to Euro 2.3 million, with respect to the same period of 2001, mainly due to the positive impact of the exchange management and the decrease of medium-term indebtedness against payment.

The extraordinary management includes in particular charges for renovations which emerged from the already mentioned shutting down of the two production units and other non recurrent proceeds (charges).

Kenwood

As for Kenwood, a year after its acquisition, the results are satisfactory. Sales of Kenwood trademarked products are growing steadily both in the UK and in the Rest of the World.

Costs have been remarkably reduced. Moreover the transfer of the industrial activity and of the "*procurement*" to Italo-Anglo-Chinese mixed groups has been successfully achieved: this is giving place to co-operative actions, especially related to the most important product "*Chef*", which were not comprised in the original plan.

Analysis of the financial position

The financial position is summarised as follows:

	30.06.2002	**31.12.2001**	**30.06.2002 31.12.2001 Variation**	**30.06.2001**	**30.06.2002 30.06.2001 Variation**
	Million of Euro	Million of Euro	Million of Euro	Million of Euro	Million of Euro
Trade receivables	375.8	412.5	(36.8)	345.1	30.6
Inventories	293.1	234.8	58.2	304.4	(11.3)
Trade payables	(308.0)	(249.7)	(58.3)	(276.7)	(31.3)
Other	0	(9.1)	9.2	8.4	(8.4)
Net Working Capital	**360.9**	**388.5**	**(27.6)**	**381.2**	**(20.3)**
Non-current assets					
Intangible Assets	423.3	435.2	(11.9)	440.5	(17.2)
Tangible Assets	187.1	193.7	(6.6)	194.4	(7.3)
Long-term Liabilities	9.4	9.6	(0.2)	8.5	0.9
Non-current Liabilities	(52.5)	(54.8)	2.3	(45.9)	(6.5)
Total capital employed	**928.2**	**972.2**	**(43.9)**	**978.6**	**(50.4)**
Net Equity of third parties	(0.5)	(0.3)	(0.2)	(0.8)	0.3
Net Equity of the Group	(528.9)	(524.8)	(4.1)	(377.1)	(151.8)
Total Non-financial sources	**(529.4)**	**(525.1)**	**(4.3)**	**(377.9)**	**(151.5)**
Net Financial Position	**(398.9)**	**(447.1)**	**48.2**	**(600.7)**	**201.9**

Net working capital decreased of Euro 27.6 million with respect to 31 December 2001 and of Euro 20.3 million with respect to the same period of 2001.

It is even more significant the contraction of the incidence of current assets on the *rolling* net earnings (12 months), amounting to 29.1% as of 30 June 2002 against 33.7% as of 30 June 2001 and 32.4% at the end of 2001. This confirms the trend to limit current capital started at the beginning of 2001 and carried on during the first six months of 2002.

The cash flow can be summarised as follows:

	30.06.02	31.12.01	30.06.01
	(million of Euro)	(million of Euro)	(million of Euro)
Self-financing	44.9	103.6	39.5
Changes in the Net Working Capital	26.6	(5.9)	(10.5)
Financial flow from activities	(15.6)	(46.1)	(19.3)
Operating cash-flow	**55.9**	**51.6**	**9.7**
Changes in Net Equity	(7.7)	256.3	131.4
Changes in consolidation area	0	(139.0)	(125.8)
Change in net financial position	**48.2**	**169.0**	**15.3**

The gearing ratio, i.e. between the financial net borrowing and the shareholders' equity, passes from 0.85 of 2001 to 0.75 in the first semester of 2002 (1.59 as of 30 June 2001).

Human Resources Organisation and Systems

As of 30 June 2002 the staff of the De' Longhi Group were 5,664 (5,195 at the end of 2001) as follows:

	30.06.2002	31.12.2001
Workmen	3,809	3,454
Office staff	1,763	1,650
Managers	92	91
Total	**5,664**	**5,195**

The employment cost rose of 5.1% with respect to the same period of 2001: this is mainly due to both contract and merit increments, as well as to the increase in the number of staff.

Investments
It is to be noted that during the year investments were made for Euro 15.6 million concerning moulds and equipment for the realisation of new products and plants, mainly for the plants of the Parent Company and of Tricom (China).

Advertising
During the first half of the year 2002 investments were made for about Euro 26 million, concerning advertising and communication, showing a rise in comparison to the same period of 2001.

Research and Development

During the first half of the year 2002, an amount of Euro 18 million was spent on research and development which witnesses for the significant investment constantly made by the Group in this field.

Relationship with controlling, controlled and related companies

In compliance with the Consob[1] provision n. 97001574 of 20/02/97 and n. 98015375 of 27/02/98 concerning the relationship between the Group companies and related parties, note that all current operations fall within the ordinary management of the Group, except for what specified in the Explanatory Notes, and are regulated at market conditions. No atypical operations are to be recorded.

The effects resultant from the relationship of De' Longhi S.p.A. and other Group companies with controlling companies, non-consolidated controlled companies, associated companies and related parties are summarised in the Explanatory Notes.

Forecast/ Foreseeable evolution in the management

On the basis of the information currently available and of the trend of the economic and financial situation of the Group as of 30 June 2002, and in light of the fact that better profitability results are normally achieved during the second semester of the year, for the year 2002 it is forecasted that the results - both for earnings and profits – will be in line with the expectations and with the present evolution. Therefore it is foreseen an improvement in comparison to last year.

Facts after 30 June 2002

In September an operation of securitization was finalised; this provides for a *revolving* transfer - on a monthly basis - of commercial credits of De' Longhi S.p.A. and of its controlled companies relating to sales made on the Italian market.
The transfers will be realised with recourse, up to a maximum of Euro 100 million, in compliance with law 52/91 on factoring, within a five-year plan.
This operation meets the need to reduce the cost of money and the diversification of the supply sources by combining operating flexibility and a multiyear duration.

Treviso, 13 September 2002

On Behalf of the Board of Directors
The Managing Director
Stefano Beraldo

[1] National Commission for Listed Companies and the Stock Exchange

(EURO thousands)

ASSETS	30.06.2002	31.12.2001	30.06.2001
A) RECEIVABLES FROM SHAREHOLDERS	**0**	**0**	**0**
B) ASSETS			
I - INTANGIBLE ASSETS	423,297	435,176	440,517
II - TANGIBLE ASSETS	187,088	193,691	194,358
III - LONG-TERM INVESTMENTS	15,348	15,793	16,377
TOTAL FIXED ASSETS	**625,733**	**644,660**	**651,252**
C) CURRENT ASSETS			
I - INVENTORY	293,088	234,846	304,385
II - RECEIVABLES			
1) from customers	361,050	405,406	345,131
2) from subsidiares			0
3) from associated companies	14,718	7,028	12,137
4) from controlling companies	693	3,792	3,300
5) from others	62,979	68,392	65,779
TOTAL RECEIVABLES	439,440	484,618	426,347
III - FINANCIAL ACTIVITIES OTHER THAN FIXED ASSETS	1,491	5,604	1,769
IV - LIQUID ASSETS	75,514	85,162	75,809
TOTAL CURRENT ASSETS	**809,533**	**810,230**	**808,310**
D) ACCRUED INCOMES AND PAYABLES	**11,502**	**16,859**	**14,734**
TOTAL ASSETS	**1,446,768**	**1,471,749**	**1,474,296**

LIABILITIES	30.06.2002	31.12.2001	30.06.2001
A) SHAREHOLDERS' EQUITY			
I - SHARE CAPITAL	448,500	448,500	336,000
II - ADDITIONAL PAID-IN CAPITAL	15,000	15,000	0
III - REVALUATION RESERVE			
IV - LEGAL RESERVE	3,561	3,254	3,254
V - RESERVE FOR TREASURY STOCK ON HAND			
VI - STATUTORY RESERVE			
VII - OTHER RESERVES	32,082	34,076	36,168
VIII - RETAINED EARNINGS	17,830	(2,350)	(2,350)
IX - NET INCOME (LOSS) FOR THE YEAR (1)	11,951	26,321	4,026
TOTAL GROUP SHAREHOLDERS' EQUITY	**528,924**	**524,801**	**377,098**
X - SHARE CAPITALS AND RESERVES OF THIRD PARTIES	68	77	454
XI - NET INCOME (LOSS) FOR THE YEAR RELATING TO THIRD PARTIES	383	214	344
TOTAL SHAREHOLDERS' EQUITY	**529,375**	**525,092**	**377,897**
B) PROVISIONS FOR CONTINGENCIES AND OBLIGATIONS	**31,105**	**33,550**	**24,704**
C) STAFF LEAVING INDEMNITY	**21,364**	**21,256**	**21,220**
D) PAYABLES			
1) Debentures	150,000	150,000	150,000
3) Bank loans and overdrafts	306,158	375,148	431,014
4) Other financing payables	23,209	21,973	25,728
5) Advances	2,369	1,794	3,081
6) Due to suppliers	306,608	246,124	276,697
7) Represented by credit instruments	9	55	28
8) Due to subsidiaries	1,506	1,469	1,397
9) Due to associated companies	1,379	3,577	123
10) Due to controlling companies	168	158	67,116
11) Due to the tax authorities	28,978	40,434	35,752
12) Social security payables	4,999	6,425	4,835
13) Other payables	28,811	27,597	41,751
TOTAL PAYABLES	**854,194**	**874,754**	**1,037,522**
E) TOTAL ACCRUED LIABILITIES AND DEFERRED INCOME	**10,730**	**17,097**	**12,953**
TOTAL LIABILITIES	**917,393**	**946,657**	**1,096,399**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**1,446,768**	**1,471,749**	**1,474,296**
MEMORANDUM ACCOUNTS	5,256	12,057	10,276

(1) The result of the period as of 30/06/2002 and as of 30/06/2001 is presented before taxes.

(EURO thousands)

INCOME STATEMENT	30.06.2002	30.06.2001	31.12.2001
A) INCOME			
1) Net revenues from the sale of goods and services	550,574	507,012	1,177,943
2) Changes in work in progress and *finished goods (inventory)*	51,374	47,368	3,661
4) Increase in fixed assets for internal works	1,081	1,138	1,924
5) Other income	8,130	8,260	19,989
VALUE OF PRODUCTION (REVENUES)	**611,159**	**563,778**	**1,203,517**
B) EXPENSES			
6) Raw and subsidiary material and goods	338,069	316,595	593,661
7) Services	123,719	113,385	247,971
8) Leases	7,545	5,271	12,204
9) Personnel Costs	82,895	78,905	157,225
10) Amortisation and Depreciation			
- Amortisation	33,740	32,897	69,737
- Depreciation	3,078	2,001	6,049
11) Changes in stock of raw materials and consumable	(15,619)	(12,367)	8,353
12) For risks	3,367	2,308	4,858
14) Other operating expenses	5,221	4,448	9,088
TOTAL PRODUCTION COSTS (EXPENSES)	**582,015**	**543,443**	**1,109,146**
DIFFERENCE BETWEEN REVENUES AND EXPENSES (A-B)	**29,144**	**20,335**	**94,371**
C) FINANCIAL INCOME AND EXPENSES			
15) Earnings from equity investments	63	63	1,377
16) Other financial income	19,487	21,754	35,537
17) Interests and other financial expenses	(34,976)	(39,587)	(75,420)
TOTAL FINANCIAL INCOME AND EXPENSES	**(15,426)**	**(17,770)**	**(38,506)**
D) ADJUSTMENTS TO FINANCIAL ASSETS			
18) Revaluation of equity investments	147	0	164
19) Writedown of equity investments	(656)	(789)	(682)
TOTAL ADJUSTMENTS TO FINANCIAL ASSETS	**(509)**	**(789)**	**(518)**
E) EXTRAORDINARY INCOME AND EXPENSES			
20) Extraordinary income	2,603	5,833	6,515
21) Extraordinary expenses	(3,478)	(3,240)	(12,253)
TOTAL EXTRAORDINARY INCOME AND EXPENSES	**(875)**	**2,593**	**(5,738)**
NET INCOME (LOSS) BEFORE INCOME TAX	**12,334**	**4,370**	**49,609**
22) Income taxes			(23,074)
23) NET INCOME (LOSS) BEFORE MINORITY INTEREST (1)	**12,334**	**4,370**	**26,535**
Net (income) loss attributable to minority interest	(383)	(344)	(214)
NET INCOME (LOSS) FOR THE PERIOD (1)	**11,951**	**4,026**	**26,321**

(1) The result of the period as of 30/06/2002 and as of 30/06/2001 is presented before taxes.

De'Longhi S.p.A.

Consolidated statements of cashflows as of June 30, 2002 - as of December 31, 2001 and as of June 30, 2001

(Euro thousands)

	30.06.2002	31.12.2001	30.06.2001
Net income (loss) for the period (before taxes as of 30 June 2002 and as of 30 June 2001)	11,951	26,321	4,026
Amortisations and Depreciations	33,740	69,785	32,897
Provisions net of utilization	(779)	7,507	2,586
Cash Flow provided (used) by operating activites (A)	**44,912**	**103,613**	**39,509**
Changes in working capital:			
Trade receivables	35,709	(25,510)	30,695
Net inventory	(58,242)	5,674	(70,670)
Trade payables	58,277	18,188	50,089
Other payables, receivables, accrued liabilities and deferred income	(9,189)	(4,273)	(20,630)
Cash Flow provided (used) by working capital (B)	**26,555**	**(5,921)**	**(10,516)**
Investment Activities			
Intangible assets additions	(4,111)	(19,222)	(7,236)
Tangible assets additions	(11,146)	(26,434)	(11,952)
Financial Assets Additions (Disposal)	(338)	(435)	(121)
Cash Flow (used) in investing activities (C)	**(15,595)**	**(46,091)**	**(19,309)**
Increase in share capital and reserves	-	256,919	129,417
Distribution of dividends	(4,934)	-	-
Changes in the foreign exchange reserve	(2,894)	(548)	1,544
Increase (decrease) of minority interest	159	(37)	470
Cash Flow provided (used) by changes in shareholders' equity (D)	**(7,669)**	**256,334**	**131,431**
Net change in the area of consolidation (E)	-	**(138,969)**	**(125,829)**
Net financial position change (A+B+C+D+E)	**48,203**	**168,966**	**15,286**
Net financial position at the beginning of the period	(447,064)	(616,030)	(616,030)
Cash flow (A+B+C+D+E)	48,203	168,966	15,286
Net financial position at the end of the period (*)	**(398,861)**	**(447,064)**	**(600,744)**

(*) Data as of 30 June 2002 include liquid assets and other financial activities for 87,857 Euro, 4,092 Euro of which collectable after 12 months.

Financial debts refer to the stock loan equal to 150,000 Euro, to the net financial position due to ban (including financial accruals) for 311,759 Euro (of which 160,544 Euro over 12 months), and due to others for 24,959 Euro (of which 14,214 over 12 months).

STATEMENT OF CHANGES IN THE CONSOLIDATED SHAREHOLDERS' EQUITY

(Euro thousands)

	Share capital	Additional paid-in capital	Legal Reserve	Other reserves	Foreign Exchange Reserve	Retained earnings	Net income (loss)	Total
Balance as of January 1, 2002	**448,500**	**15,000**	**3,254**	**34,588**	**(512)**	**(2,350)**	**26,321**	**524,801**
Appropriation of results for year 2001 as per meeting of 23/04/02								
- Dividends							(4,934)	(4,934)
- Reserves			307	900		20,180	(21,387)	-
Differences resulting from the conversion in Euro of the financial statements of foreign companies					(2,894)			(2,894)
Result of the period before taxes							11,951	11,951
Balance as of June 30,2002	**448,500**	**15,000**	**3,561**	**35,488**	**(3,406)**	**17,830**	**11,951**	**528,924**

(Euro figures are in thousands)

STRUCTURE AND CONTENT OF THE CONSOLIDATED AND STATUTORY FINANCIAL STATEMENT AS OF JUNE 30, 2002

The consolidated financial statements as of June 30, 2002 include the consolidated accounts and the Explanatory Notes, drawn up in compliance with the regulations provided for by the legislative decree 127/91 and by the C.C., integrated by the accounting principles stated by the *Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri* (National Boards of Chartered Accountants and Accountants) and taking into consideration the instructions introduced by the legislative decree N. 58/1998 (*Testo Unico Draghi*) as well as by the successive enforcing and supplementary decrees and the recommendations of *CONSOB*[1].

According to Regulation n.11971 approved by CONSOB on 14 May 1999 and successive amendments and integrations, the items of the consolidated and statutory financial statements were grouped by indicating the items preceded by Roman numerals for the statement of assets and liabilities, with the exception of the accounts receivable and accounts payable for which more analytical figures were presented, and the items preceded by Arab numerals for the income statement, as provided for by article 81 paragraph 4.

The accounting data omitted, if significant, have been highlighted in the present Explanatory Notes which are in fact aimed at providing the illustration and integration of the data contained in the consolidated accounts. Such Notes contain the information requested by the above mentioned CONSOB regulation n.11971/1999 and all the complementary information required for a correct and truthful representation even though not requested under specific provisions of the law.

The accounts (consolidated and statutory financial statements) are presented before tax, amendments and reserves deriving exclusively from the application of tax regulations, according to the faculty provided for in article 81, paragraph 7 of the above mentioned CONSOB regulation for the drafting of the half-year report.

Several reclassifications were also made to the data quoted in the consolidated statements and in the related Explanatory Notes as of December 31, 2001 and as of June 30, 2001 in coherence with the classification adopted as of June 30, 2002.

The data indicated in the statement of assets and liabilities, in the income statement and in the related Explanatory Notes are expressed in thousands of Euro.

AREA OF CONSOLIDATION

The area of consolidation includes the statutory financial statements of the Parent Company De' Longhi S.p.A. and of the companies controlled as of June 30, 2002 in which the Parent

[1] National Commission for Listed Companies and the Stock Exchange

Company holds, directly or indirectly, the majority of the company's capital or of the shares with the right to vote.
In the first six-month period of 2002 with respect to 31 December 2001 there were no significant variations in the area of consolidation.

The list of the companies included in the area of consolidation as of June 30, 2002 (with the integral system and with the net assets method) is presented in the enclosed statement.

EXTRAORDINARY OPERATIONS MADE AFTER 30 JUNE 2002

In the month of July, as described in the Report of the Board of Directors, the Extraordinary Meetings of the Parent Company and of two controlled companies, Ariagel S.p.A. and Simac-Vetrella S.p.A., deliberated on a company consolidation which was realised by means of two distinct merger operations (Ariagel S.p.A. with Simac-Vetrella S.p.A. and the latter with De' Longhi S.p.A.).
The merger acts, made on the 1 August 2002, will come into effect from 1 and 2 September 2002 respectively, in compliance with civil law.
The mergers were carried out according to current values with continuity of civil law and fiscal values of goods owned by the companies, according to financial position as shown by the balance sheets as of 31 December 2001. From a consolidated point of view there will therefore be no particular variation as both of the merged companies are owned entirely by De' Longhi S.p.A..
As far as the statutory financial statements are concerned, a deficit of 9,300 Euro emerged resulting from the merger, which will be allocated to the assets items (probably buildings and goodwill). The income statement of the financial year will be therefore influenced by the depreciation pertinent to the above mentioned merger deficit, estimated to be approximately 400 Euro.

CONSOLIDATION AND EVALUATION CRITERIA

The accounting principles and the evaluation criteria adopted for the drafting of the half-year report as of June 30, 2002 are consistent with those adopted for the drafting of the consolidated financial statements as of 31 December 2001, to which you may refer, with the exception of the above mentioned non-appropriation of the income tax of the period in the consolidated financial statements as of June 30, 2002 and, as far as the statutory financial statements of the Parent Company are concerned, also before the amendments and reserves deriving from the application of tax regulations.

Criteria and exchange rates applied in the conversion into Euro of the financial statements expressed in foreign currency

The conversion into Euro of the financial statements of the controlled foreign companies is carried out in the following way:

- for assets and liabilities, the current exchange rates at the end of the financial period are used;
- for items of the income statement, the average exchange rates of the six-month period are used;
- for individual items of the net worth, historical exchange rates are used.

The differences in exchange relating to the application of such a method are entered directly in a specific item of the consolidated net worth named "Foreign Exchange Reserve".

The exchange rates applied for the conversion were the following:

Currency		Average Six Monthly Exchange (*)	Exchange at period end
Canadian Dollar	CAD	1.4127	1.5005
Hong Kong Dollar	HKD	7.0031	7.7805
Singapore Dollar	SGD	1.6321	1.7586
US Dollar	USD	0.8979	0.9975
South African Rand	RND	9.8609	10.3043
Malay Ringgit	MYR	3.4116	3.7900
English Sterling	GBP	0.6217	0.6498
Japanese Yen	JPY	116.2607	118.2000
Polish Zloty	PLN	3.6690	4.0598

(*) source: UIC (Italian Exchange Office)

NOTES TO THE MAIN ITEMS OF THE ASSETS IN THE STATEMENT OF ASSETS AND LIABILITIES

B) FIXED ASSETS

I – INTANGIBLE ASSETS
Intangible assets are specified as follows:

	30.06.2002		31.12.2001		
	Gross	**Net**	**Gross**	**Net**	**Variation**
Start-up and extension costs	19,320	10,601	19,312	12,116	(1,515)
Research, development and advertising costs	3,694	340	3,634	427	(87)
Patent rights	19,492	3,277	18,768	3,241	36
Licences, trademarks and similar rights	134,693	88,747	134,598	92,300	(3,553)
Consolidation difference	351,145	315,481	351,006	324,561	(9,080)
Other items	10,949	4,851	7,862	2,531	2,320
Total	**539,293**	**423,297**	**535,180**	**435,176**	**(11,879)**

Intangible assets went down by 11,879 Euro mainly because of the depreciation entered in the period.

Start-up and extension costs mainly include the capitalisation of the charges sustained for the admission to the quotation at the Milan Stock Exchange for an amount of 10,272 Euro, net of depreciation.

The consolidation differences relate mainly to the acquisitions carried out in December 2000 and during 2001. As far as the acquisitions carried out in December 2000 are concerned, the values are confirmed by pre-set evaluations, following the income methodology, by independent experts. Such evaluations were substantially confirmed by an update carried out in March 2002 by an independent professional consultant.
Since the expert evaluations for a precise allocation are not yet available, the above mentioned consolidation differences were allocated temporarily to the heading "Consolidation difference" in the intangible assets and were depreciated on the basis of a life period of 20 years, a period considered representative of the future life of the fixed assets items (mainly trademarks and buildings) to which the above mentioned differences will be reasonably attributed.

The following statement highlights the movements that took place throughout the first six-month period of 2002 in the main items of the intangible assets:

	Start-up and extension expenses	Research and development costs	Patent rights	Licences, trademarks and similar rights	Consolidation differences	Other	Total
Net opening balance	12,116	427	3,241	92,300	324,561	2,531	**435,176**
Increases	8	78	694	126	139	1,331	**2,376**
Depreciation	(1,523)	(147)	(688)	(3,648)	(9,219)	(766)	**(15,991)**
Conversion differences and other movements		(18)	30	(31)		(*)1,755	**1,736**
Net closing balance	**10,601**	**340**	**3,277**	**88,747**	**315,481**	**4,851**	**423,297**

(*) The amount refers mainly to the reclassification of the improvements to third party assets in the heading "Tangible assets" carried out in the balance sheets of some controlled foreign companies.

The revaluation carried out in the balance sheets of the Parent Company and of some controlled Italian companies on the intangible assets in existence as of 30 June 2002 amounts to 119,353 Euro.

II- TANGIBLE ASSETS

Tangible assets are specified as follows:

	30.06.2002		31.12.2001		
	Gross	**Net**	**Gross**	**Net**	**Variation**
Land and buildings	130,868	92,231	132,413	95,504	(3,273)
Plants and machinery	223,076	54,967	235,239	62,567	(7,600)
Industrial equipment	133,428	28,157	112,703	24,840	3,317
Other assets	30,800	8,363	31,033	8,411	(48)
Fixed Investments and advances	3,370	3,370	2,369	2,369	1,001
Total	**521,542**	**187,088**	**513,757**	**193,691**	**(6,603)**

This heading comprises assets acquired through leasing. The figures shown below are values above the depreciation fund:

	30.06.2002	**31.12.2001**	**Variation**
Buildings	6,427	6,549	(122)
Plants and Equipment	6,938	7,877	(939)
Other goods	142	187	(45)
Advances	7	-	7
Total	**13,514**	**14,613**	**(1,099)**

The following statement highlights the movements that took place throughout the first six-month period of 2002 in the main items of the tangible assets:

	Land and buildings	Plants and machinery	Industrial and commercial equipment	Other assets	Ongoing immobiliza-tions and deposits	Total
Opening net balance	95,504	62,567	24,840	8,411	2,369	**193,691**
Increases	869	3,950	6,542	1,970	1,731	**15,062**
Decreases	-	(93)	(12)	(55)	(719)	**(879)**
Depreciation	(1,961)	(7,448)	(6,861)	(1,479)	-	**(17,749)**
Conversion difference and other movements	(*) (2,181)	(4,009)	3,648	(484)	(11)	**(3,037)**
Closing net balance	**92,231**	**54,967**	**28,157**	**8,363**	**3,370**	**187,088**

(*) The amount refers mainly to the reclassification of the improvements to third party assets in the heading "Intangible assets" carried out in the balance sheets of some controlled foreign companies.

The purchases refer predominantly to plants, especially in the Treviso and Quing-Xi-Town (China) factories, and to equipment and moulds for new products.

The revaluation carried out in the balance sheets of the Parent Company and of some controlled Italian companies concerning tangible assets in existence as of June 30, 2002 amount to 125,718 Euro.

III- LONG-TERM INVESTMENTS

The figures are as follows:

	30.06.2002	31.12.2001
Shareholdings	6,084	5,791
Credits	9,264	10,002
Total	**15,348**	**15,793**

1- Shareholdings

	30.06.2002	31.12.2001
Shareholdings in subsidiaries	1,245	1,245
Shareholdings in associated companies	3,915	4,384
Other companies	924	162
Total	**6,084**	**5,791**

The figures of the holdings evaluated with the net worth method are as follows:

Financial activities	Balance-sheet value
Subsidiaries:	
Clim.Re Sa	1,245
Associated companies:	
Omas S.r.l.	555
Effegici S.r.l.	76
Parex Industries Ltd.	0
Investment held through Trust Company	3,284
Total associated companies	**3,915**

The decrease in the item "Shareholdings in associated companies" is mainly due to the evaluation of the holdings using the net worth method, which determined the revaluation of the shareholding held through a Trust Company by 142 Euro and the devaluation of the holding in the company Omas S.r.l. by 616 Euro. Such devaluation is influenced by the typical seasonal nature of the firms producing and selling heating products, which in the first six months of the year bear considerable production costs and in the second half of the year reap the profits. For these reasons, the above mentioned devaluation should cancel itself out in the second half-year period.

The increase in the item "Other companies" is the result of :

- The acquisition of 8.34% of the capital of the company Top Clima S.L., the current distributor of the controlled company Climaveneta S.p.A. on the Spanish market, which took place for 902 Euro.
- The transfer of shareholdings in minor companies.

The controlled company Clim.Re SA, that undertakes limited insurance services for some companies in the Group, was excluded from the integral consolidation since it carries out a different activity from the Group. It was consolidated with the net worth method, used also for the other associated companies.

The shareholdings held through a trust company relates to a company that produces finished products on behalf of the Group. With respect to this, the indication of the name of the controlled company has been omitted, as in our faculty in compliance with the applicable rules of law (article 39 Legislative Decree 127/91), so as not to prejudice the same or other companies from the Group.

2- Receivables

The amount refers to:

	30.06.2002	31.12.2001	Variation
Receivables from associated companies	5,954	6,196	(242)
Receivables from others			
- within 12 months	1,614	874	740
- beyond 12 months	1,696	2,932	(1,236)
Total	**9,264**	**10,002**	**(738)**

"Receivables from associated companies" mainly refers to the credit towards the company Parex Industries Ltd., the distributor of the products of the Group in the markets of New

Zealand and Australia. Such financing that accrues interest at market rates will be reimbursed by 31/03/2005.

The item "Receivables from others" includes the credit for the advance of the staff leaving indemnity allocated in the balance of the Parent Company and of the controlled Italian companies.

C) CURRENT ASSETS

I- INVENTORY

The figures of the item, shown net of the inventory devaluation provision, are as follows:

	30.06.2002	31.12.2001
Raw materials	81,934	62,111
Work in progress	62,624	23,441
Finished products	148,530	149,294
Total	**293,088**	**234,846**

The increase in this item is predominantly due to the seasonal nature of sales, which in June causes a rise in the levels of inventory relating to heating products which will be sold in the following months. A comparison with data as of 30.06.2001 highlights however a reduction of 11,297 Euro, which is due to actions undertaken from the beginning of the second half-year period of 2001 to reduce the current assets. The amount of inventory is adjusted by the provision for loss in value of inventory equal to 9,579 Euro (7,771 Euro for 2001) for those products and raw materials which present a low turnover or obsolescence and are considered no longer strategic for the Group.

Furthermore, it is evident that the evaluation of leftover stock on the basis of current costs would not lead to significant differences.

II –RECEIVABLES

The balance is composed as so:

	30.06.2002	31.12.2001
Due from customers	361,050	405,406
Due from associated companies	14,718	7,028
Due from controlling companies	693	3,792
Due from others	62,979	68,392
Total	**439,440**	**484,618**

Receivables with maturity over 12 months amount to 719 Euro due from customers, to 591 Euro due from associated companies and to 32,318 Euro due from others (relating mainly to credit for advanced tax).

1- Receivables from customers

Receivables due from customers are shown above a credit depreciation fund equal to 12,749 Euro, which demonstrates a reasonable assessment of the risk foreseeable at the date of the drawing up of the balance sheet. This was earmarked for prudential reasons in connection with a number of bad credits and contentious credits, bearing in mind that a significant part of credits is covered by insurance policies held with leading international companies.

The Parent Company and some controlled companies received guarantees from customers (mainly guarantee deeds) of 1,974 Euro to cover commercial transactions.

3- Receivables from associated companies
The amount relates to commercial credits receivable from the associated company Omas S.r.l. of 1,578 Euro and from the associated company Parex Industries Limited of 13,140 Euro.

4- Receivables from controlling companies
The figures are as follows:

	30.06.2002	31.12.2001
De' Longhi Soparfi	508	3,770
De' Longhi Holding	185	22
Total	**693**	**3,792**

The amounts relate to the remaining interest accrued from financing extinguished in previous financial periods.

5- Receivables from others
The figures of the item include:

	30.06.2002	31.12.2001
Tax credits	17,254	29,835
Advance tax credits	31,782	30,721
Advances to personnel and other receivables	13,318	3,946
Advances to suppliers	625	3,890
Total receivables from others	**62,979**	**68,392**

The item "Tax credits" includes mainly credits for Direct Taxation of 3,863 Euro and for Indirect Taxation and sundries of 13,391 Euro.
The net decrease of the item, equal to 12,581 Euro, is essentially due to the decrease in credits for Indirect Taxation of 10,758 Euro, following the recovery of the VAT Credit obtained by the group liquidation in accordance with the Ministerial Decree (D.M. 13/12/1979 article 1), as well as a reimbursement of registration fees of 1,211 Euro.

"Advance tax credits" refers to the entry of advanced tax, calculated on the temporary differences which emerged between the book values of the assets and liabilities and their corresponding fiscal values and furthermore to the advanced tax deriving from losses ascribable to fiscal purposes.

IV- Liquid funds
The item is made up of the surplus in the current accounts of Credit Institution, mainly made up of the collection from clients received at the end of the period.

D) ACCRUED INCOME AND PREPAYMENTS

The figures are as follows:

	30.06.2002	31.12.2001
Accrued income:		
Financial income	4,131	9,144
Other	58	0
Total	*4,189*	*9,144*
Prepaid expenses:		
Advertising and Insurance costs	733	947
Other	6,580	6,768
Total	*7,313*	*7,715*
Total accrued income and prepayments	**11,502**	**16,859**

The decrease of 5,357 Euro in the item "Accrued income and prepayments" is caused mainly by the different time periods of some items.

The item "Other" under "Prepaid expenses" relates to :

- the *una tantum* fee paid following the issue of the stock loan;
- expenses deriving from contracts to back exchange risk;
- stock disinvestment operations carried out by several controlled foreign companies throughout 2001;
- substitute tax in accordance with the Law Decree n. 358 of 1997, whose remainder will be allocated to future financial periods in correlation to the depreciation period of the goodwill in question.

NOTES TO THE MAIN LIABILITY ITEMS

A) SHAREHOLDERS' EQUITY

The movement of the items that make up the shareholders' equity is herewith enclosed. Below here the main items and the variations are expounded.

I- SHARE CAPITAL

The share capital is represented by n. 37,500,000 of ordinary shares worth 3.4 Euro.

IV- LEGAL RESERVE

On 31 December 2001 this item amounted to 3,254 Euro. The increase, equal to 307 Euro, is due to the allocation of the operating income in accordance with the resolution of the Shareholders' meeting of 23 April 2002.

VII- OTHER RESERVES

The item is so composed:

	30.06.2002	31.12.2001
Extraordinary reserve	35,488	34,588
Foreign Exchange Reserve	(3,406)	(512)
Total other reserves	**32,082**	**34,076**

Extraordinary reserve

The extraordinary reserve increased by 900 Euro compared with 31 December 2001 as a consequence of the allocation of the 2001 operating income of the Parent Company, in accordance with the resolution of the Shareholders' meeting of 23 April 2002.

Foreign exchange reserve

The item relates to the conversion into Euro of the balance sheets of the foreign companies.

VIII- Retained earnings

The item includes the reported profits of the consolidated companies and the effects of the adjustments made to the accounting and consolidation principles.

X-XI – Net equity of minority interests

The net equity of minority interests amounts to 451 Euro. The shareholdings held by third parties and the relative value of the net equity and of the result of the period are summarised as follows:

Company	Minority Interest	Net Equity	Result of the period
E-Services S.r.l.	49%	440	382
Climaveneta Gmbh	30%	11	1
Total		**451**	**383**

The statement showing the link between the net equity and the period result of the Parent Company De' Longhi S.p.A. and the consolidated net equity and period result is summarised as follows:

	Net Equity 30.06.02	Net Equity 31.12.01	**Profit for the period 30.06.02**	**Profit for the period 31.12.01**
Financial Statements of the Parent Company	**521,858**	**507,482**	**19,309**	**6,140**
Differences between net equity of affiliates and book value of holdings, net profit of consolidated companies, consolidation movements and dividend write-off	9,248	13,073	(1,056)	17,667
Elimination of intra-group profits	(33,852)	(27,711)	(5,968)	(2,276)
Other adjustments	31,670	31,957	(334)	4,790
Consolidated shareholders' equity	**528,924**	**524,801**	**11,951**	**26,321**
Minorites	451	291	383	214
Consolidated Financial Statement	**529,375**	**525,092**	**12,334**	**26,535**

B) PROVISIONS FOR CONTINGENCIES AND OBLIGATIONS

The figures are as follows:

	30.06.2002	**31.12.2001**
Customer supplementary benefit fund	4,480	4,434
Product insurance fund	3,340	2,587
Exchange rate fluctuation fund	291	94
Return items fund	1,767	1,570
Provision for losses on investments	645	645
Future risks fund	17,992	18,596
Other funds	2,590	5,624
Total	**31,105**	**33,550**

The item "Customer supplementary benefit fund" holds the sums set aside against potential risks in the payment of severance indemnities which are due to the agents in case the conditions listed in article 1751 of the Civil Code occur, as applied by the current collective Economic Agreements.

The "Product insurance fund" was set aside, for some consolidated companies, on the basis of a precautionary estimate of the costs relating to interventions under guarantee for sales carried as of 30 June 2002.

The "Return items fund" relates to the already recorded sums set aside for returned items owed to customers for sales carried out as of 30 June 2002.

The "Provision for losses on investments" relates to the holdings depreciation in the associated company Parex Industries Ltd.

The future risks fund includes :

- the allocation deriving from the consolidation of Kenwood which required, at the time of the acquisition, an amendment of the net equity of the acquired stake in order to consider the risks related to some potential liabilities amounting to 12,407 Euro and of some unexpressed assets (classified under the heading of current assets – "Receivables from others").
- precautionary reserves for risks of various kinds that could bring about the emergence of potential liabilities in the Parent Company and in some controlled companies. Moreover there are some disputes against third parties, and in some cases the amounts requested are significant. With regard to this it is necessary to make clear that, on the basis of various opinions, it is believed that the requisites for a reasonable risk that this could happen - and therefore materially influence the financial situation of the Company - do not exist.

The "Other funds" relate mainly to sums assigned to the second and final phase of the modernisation works in progress in the controlled companies Simac-Vetrella S.p.A. and Ariagel S.p.A. which amount to 602 Euro, and pension funds and redundancy payments which amount to 1,419 Euro.

C) STAFF LEAVING INDEMNITY

The movements which occurred over the six month period, grouped by category, are summarised as follows:

	Total
Opening balance 01.01.02	**21,256**
Reserve	2,955
Indemnities paid	(2,847)
Closing balance 30.06.02	**21,364**

D) PAYABLES

1-Debentures

The amount registered on the balance sheet refers to the debenture loan quoted at the Luxembourg stock exchange issued by the controlled company De' Longhi Pinguino SA in April 2000 for an amount of 150,000 Euro, expiring in 2003, which accrues interest with an annual coupon of 5.625%. Such a loan is not covered by guarantees.

2- Bank loans and overdrafts

The item "Bank loans and overdrafts" is analysed as follows:

	Within a year	From one to five	Over five	Balance 30.06.02	Balance 31.12.01
Current accounts	6,047			6,047	4,635
Short term bonds in Euro or foreign currency	85,235			85,235	144,774
Loans on bills portfolio	706			706	2,533
Loans on invoice advances	3,666			3,666	6,066
Short terms part of long-term loans	49,960			49,960	16,418
Total short-term payables to banks	**145,614**			**145,614**	**174,426**
Long-term loans		159,428	1,116	160,544	200,722
Total payables to banks	**145,614**	**159,428**	**1,116**	**306,158**	**375,148**

One portion of the payables to banks, amounting to 19,035 Euro, is encumbered with mortgages on tangible property to the amount of 37,191 Euro.

There is also a pledge on the shares of the Kenwood Appliances Plc company, as a guarantee for the credit line granted by a pool of banks to De' Longhi Pinguino for the acquisition of the Kenwood Group.

For a better understanding of the variations occurred in the net financial position of the Group please refer to the summary table contained in the Report of the Board of Directors and to the cash flow statement.

4- Other financing payables
The amount is composed mainly of the debt to enter leasing contracts using the financial method.

6- Trade payables
The balance represents the debt towards third parties for the supply of goods and services; the increase of 60,484 Euro is due not only to the increase in activity but also to effects connected to the seasonal nature of the production.

8- Payables to controlled companies
The item relates to the financing granted by the controlled company Clim.Re SA, a company not consolidated using the integral method.

9- Payables to associated companies
The item concerns the commercial debts towards the company Omas S.r.l..

10- Payables to controlling companies
The amount includes 157 Euro relevant to the debt for interest owed to De' Longhi Soparfi SA, related to financing discharged in the course of the previous financial period. The item also includes debts for 11 Euro due to De' Longhi Holding.

13- Other Payables
The item figures are as so:

	30.06.2002	31.12.2001
To personnel	23,870	17,733
Others	4,941	9,864
Total Other Payables	**28,811**	**27,597**

The item "Payables to personnel" includes the debts for fees accrued but not paid as of the date of the balance sheet.

E) ACCRUED LIABILITIES AND DEFERRED INCOME

The figures are specified as follows:

	30.06.2002	31.12.2001
Accrued liabilities:		
Expenses for hedging transactions	3,994	4,280
Interest on Debenture Loan	1,453	5,710
Other accrued expenses	1,770	3,221
Total Accrued Liabilities	*7,217*	*13,211*
Total Deferred Income:	3,513	3,886
Total Accrued Liabilities and deferred income	**10,730**	**17,097**

There is a decrease in the balance with respect to 31 December 2001 of 6,367 Euro as a result of the different accrual time of certain items (predominantly interest on the debenture loan).

MEMORANDUM ACCOUNTS

The figures are as follows:

	30.06.02	31.12.01
Other commitments	3,534	7,762
Guarantees on behalf of Related parties	618	1,236
Guarantees on behalf of third parties	1,104	3,059
Total	**5,256**	**12,057**

The item "Other Commitments" relates mainly to bills of exchange not yet expired.

The item "Guarantees on behalf of Related parties" includes guarantees given by De' Longhi S.p.A. in favour of Immobiliare Findomestic S.r.l., against a pre-existing leaseback contract held by the latter with Basileasing S.p.A..

The item "Guarantees on behalf of third parties" includes guarantees lent to third parties for minor sums, given mainly by the companies De' Longhi S.p.A. and Climaveneta S.p.A..

Financial hedging instruments and other derivative contracts

The Group, in order to reduce the financial risks caused by the exchange rate and interest rate fluctuations coming from commercial and financial operations of international importance, created contracts of coverage within the limits defined by management requirements.

Exchange rate derivatives

They are made up of coverage operations created so as to guarantee a prefixed collection exchange rate (or payment) of the various currencies. They include both a firm deal and structured options for the principle currencies displayed (US Dollar, Sterling, Yen, Canadian Dollar, and Polish Zloty).

The nominal amounts of the operations in derivative instruments on the main currencies (clear of any operations which balance each other out) as of June 30, 2002 are the following:

Purchase of USD against GBP	USD	35,030,000
Sale of CAD against EUR	CAD	20,500,000
Sale of GBP against EUR	GBP	45,500,000
Sale of JPY against EUR	JPY	2,800,000,000
Sale of NZD against EUR	NZD	12,238,579
Sale of PLN against EUR	PLN	17,000,000
Sale of USD against EUR	USD	77,000,000

Interest rates derivatives

These financial instruments are used by the company in order to fix a maximum cost in advance (in terms of interbank rates, which constitute the benchmark of reference for the net borrowing of the Group) for a part of its financial net borrowing. These instruments are traditionally long term and can also be "linked" to specific borrowing operations on the capital markets.
In particular, of the total in being as of 30 June 2002, equal to 225,000 Euro, 150,000 Euro are to be connected with the issue of a debenture loan on the Euromarket by De' Longhi Pinguino SA in April 2000, with expiry in April 2003.

NOTES TO THE MAIN ITEMS OF THE INCOME STATEMENT

A) VALUE OF PRODUCTION

The earnings of the six month period, which include earnings from sales, services and other earnings (mainly regarding a 4,009 Euro refund of travel expenses charged to customers and 2,270 Euro of contingent assets), are grouped as so:

Sales by geographical area:

	30.06.2002	30.06.2001
Italy	165,948	159,612
United Kingdom	75,584	73,945
Rest of Europe	153,329	139,408
USA, Canada, Mexico	74,170	53,214
Japan	18,588	13,555
Rest of the World	71,085	75,538
Total	**558,704**	**515,272**

Sales by product lines:

	30.06.2002	30.06.2001
Cooking and food preparation	244,894	215,930
Air conditioning and air treatment	164,451	155,555
Home cleaning and ironing	78,749	63,319
Heating	50,164	55,353
Other (*)	20,446	25,115
Total	**558,704**	**515,272**

(*) The line "Other" includes earnings from the sale of accessories, spare parts, raw materials, semifinished products and scrap, as well as earnings from the supply of services, contingent assets and various other earnings.

B) PRODUCTION COSTS

7- By services
The figures of the item are as follows:

	30.06.2002	30.06.2001	Variation
Advertising	25,972	19,558	6,414
External works	15,859	14,908	951
Commissions	12,054	10,264	1,790
Transport	21,834	20,615	1,219
Other miscellaneous services	48,000	48,040	(40)
Total	**123,719**	**113,385**	**10,334**

The item "Other miscellaneous services" includes travel and promotional expenses (7,344 Euro), technical assistance expenses (5,301 Euro), deposit and warehouse expenses (5,927

Euro), legal advice expenses (4,962 Euro), insurance costs (3,818 Euro) and costs for temporary work (3,083 Euro).

8- By use of third party goods
The item is composed mainly of leasing instalments (407 Euro) and of rent debits (5,963 Euro).

9- By personnel
The numerical division by category is summarised in the following table:

	30.06.2002	Average 1st half-year '02	30.06.2001	Average 1st half-year '01
Workmen	3,809	3,664	3,732	3,643
Office staff	1,763	1,743	1,631	1,610
Managers	92	93	78	76
Total	**5,664**	**5,500**	**5,441**	**5,329**

The work force compared to the same period in 2001 increased on average by 171 employees.

10- Amortisation, Depreciation and write-downs
Depreciation figures amounting to 33,740 Euro, are as so:

Depreciation of goodwill	Euro	9,219
Depreciation of intangible assets	Euro	6,772
Depreciation of tangible assets	Euro	17,749
Total	**Euro**	**33,740**

For further details consult the tables showing the movements of tangible and intangible locking up.

The depreciation refers essentially to reserves for the credit depreciation provision equal to 3,076 Euro.

12- Provisions for risks
The items mainly include reserves for the future risk fund, the product insurance fund and the customer supplementary benefit fund which were mentioned earlier in the section "Other funds".

14- Various operating expenses
The figures are as follows:

	30.06.2002	30.06.2001	Variation
Contingent liabilities	946	878	68
Various tax and duties	1,807	1,355	452
Credit losses	184	370	(186)
Other miscellaneous expenses	2,284	1,845	439
Total	**5.221**	**4.448**	**773**

C) FINANCIAL INCOME AND EXPENSES
The financial income and (expenses) figures are as follows:

	30.06.2002	30.06.2001
Earnings from holdings	63	63
Net interest receivable (due)	(10,603)	(12,563)
Profits (losses) from exchange operations	4,639	2,066
Profits (losses) from interest rate cover	(889)	(388)
Other	(8,636)	(6,948)
Total	**(15,426)**	**(17,770)**

The item "Profits (losses) from exchange operations" includes the income (expenses) which derive from commercial and financial operations, as well as the effects resulting from cover operations.

The most significant component of the item "Other" refers to financial discounts. The rest is mainly a question of bank charges and commissions, and marginally of interest and commissions for factoring and due interest for registering leasing using the financial method.

The item "Net interest receivable (due)" includes the income (expenses) towards banks, towards group companies not included in the consolidation area and due interest on the debenture loan.
The figures are as follows:

	30.06.02
Due interest on debenture loan	(4,180)
Receivable (paid) bank interest	(6,598)
Other interest	175
Total	**(10,603)**

D) ADJUSTMENTS OF FINANCIAL ASSETS

The item is mainly made up of the estimate of holdings using the net worth method. For further information consult the section concerning long-term investments.

E) EXTRAORDINARY INCOME AND EXPENSES

The extraordinary income (expenses) figures are as follows:

	30.06.2002	30.06.2001
Taxation pertaining to previous periods	(304)	-
Restructuring costs	(658)	(2,852)
Other extraordinary income (expenses)	87	2,418
Reclassification of the operating result before the Kenwood group acquisition	-	3,027
Total	**(875)**	**2,593**

The taxation from previous financial periods relates to the payment of higher taxation by the Parent Company, compared to what was allocated in the 2001 budget, because of legal modifications which took place following the adoption of the 2001 budget.

The item "Restructuring costs" relates mainly to restructuring costs met by Ariagel S.p.A. and Simac-Vetrella S.p.A. for the completion of the reorganisation plan which involved the closure of Dolo (Venice) and Candiolo (Turin) factories and the centralisation of the administration department at the Parent Company (for further information consult the comments included in the Report of the Board of Directors and the notes in the paragraph "Consolidation areas" of the present Explanatory Notes).

The item "Other extraordinary income (expenses)" includes mainly earnings (charges) which concern previous financial periods (among which earnings of 997 Euro for advanced taxation regarding previous financial periods), capital gains from the sale of shares (921 Euro) and incentive severance pay.

The item "Reclassification of the operating result the Kenwood group acquisition", recorded as of 30 June 2001, relates to the integral consolidation of Kenwood. This determined, as provided for by generally accepted accounting principles, the classification of the quota of the result competence of the previous company in the extraordinary management structure, since the Group took control at the end of February 2001.

Operations with associated company and related parties

In conformity with the recommendations formulated by CONSOB, information relating to assets and economical dealings with controlling, unconsolidated controlled, associated and related companies is provided.

Dealings with associated companies are both of a commercial, mainly the purchase and sale of components and finished products, and financial nature.

Dealings with related companies are of a commercial nature and relate to the purchases and sales of components and finished products and to the production of services.

The figures, by nature of transaction, are as follows:

Economic dealings	Controlling companies	Controlled companies	Associated companies	Related companies
Revenues from sales			10,259	1,998
Other income			520	54
Costs of raw materials and other expenses			(2,985)	(7,905)
Costs of services and use of third party goods	(61)		(23)	(709)
Various management expenses			(15)	(33)
Financial income (expenses)		(37)	214	3
Total	**(61)**	**(37)**	**7,970**	**(6,592)**

Assets dealings	Controlling companies	Controlled companies	Associated companies	Related companies
Capitalised receivables			5,953	
Credits from operating assets (commercial)	693		14,718	6,231
Trade debts	(168)	(1,506)	(1,379)	(8,857)
Total	**525**	**(1,506)**	**19,292**	**(2,626)**

Further events
Please refer to the Report of the Board of Directors.

Treviso, 13th September 2002

On Behalf of the Board of Directors
The Managing Director
Stefano Beraldo

LIST OF THE COMPANIES INCLUDED IN THE AREA OF CONSOLIDATION AS OF JUNE 30, 2002

(includes all the shareholdings over a ten percent, in compliance with the CONSOB resolution n. 11971 of 14/05/1999)

(Annexed to the Explanatory Notes)

List of the companies included in the consolidation with the integral method:

Company name	Registered Office	Currency	Corporate Capital	Direct Shareholding	Indirect Shareholding
ARIAGEL SPA	Candiolo (TO)	EUR	510,000	100%	
LA SUPERCALOR SPA	Seregno (MI)	EUR	520,000	100%	
SIMAC-VETRELLA SPA	Gorgo al Monticano (TV)	EUR	365,000	100%	
DE' LONGHI PINGUINO SA	Luxembourg (L)	EUR	26,500,000	100%	
DL RADIATORS SPA	Treviso	EUR	5,000,000		100%
DE' LONGHI AMERICA INC.	Saddle Brook (USA)	USD	9,100,000	100%	
DE' LONGHI LTD	Wellingborough (GB)	GBP	4,000,000	100%	
DE' LONGHI FRANCE SARL	Asnieres Cedex (F)	EUR	2,737,500	100%	
DE' LONGHI NEDERLAND BV	DB Leiden (NL)	EUR	226,890	100%	
DE' LONGHI CANADA INC.	Mississauga (CAN)	CAD	1	100%	
E- SERVICES SRL	Treviso	EUR	50,000	51%	
DE' LONGHI JAPAN CORP	Tokyo (JAP)	JPY	50,000,000		100%
DE' LONGHI DEUTSCHLAND GMBH	Mainhausen (D)	EUR	2,100,000		100%
DL CLIMA POLSKA SP.ZO.O	Warsaw (P)	PLN	4,000		100%
Company controlled trough a trust compa (1)	Nuremberg (D)	EUR	25,565		100%
ELBA SPA	Treviso	EUR	15,000,000		100%
SILE CORPI SCALDANTI SRL	Fossalta di Piave (VE)	EUR	93,600		100%
CLIMAVENETA SPA	Treviso	EUR	1,600,000		100%
CLIMAVENETA GMBH	Norderstedt (D)	EUR	306,775		70%
CAIROLI S.R.L.	Milan	EUR	10,000	100%	
KENWOOD APPLIANCES PLC	Havant (GB)	GBP	4,586,000		100%
KENWOOD MARKS LIMITED	Havant (GB)	GBP	2		100%
KENWOOD APPL. (HONG KONG) LTD	Hong Kong (China)	HKD	73,010,000		100%
TRICOM INDUSTRIES CO. LTD	Hong Kong (China)	HKD	4,500,000		100%
KENWOOD LTD	Havant (GB)	GBP	5,050,000		100%
KENWOOD INTERNATIONAL LTD	Havant (GB)	GBP	20,000,000		100%
ARIETE SPA	Prato	EUR	8,272,000		100%
ARIETE HISPANIA SA	Madrid (ESP)	EUR	3,066		100%
KENWOOD APPL. (SINGAPORE) LTD	Singapore	SGD	500,000		100%
KENWOOD APPL. (MALAYSIA) LTD	Petaling Jaya (Malaysia)	MYR	3		100%
KENWOOD MANUFACTURING GMBH	Wr Neudorf (A)	EUR	36,337		100%
KENWOOD HOME APPL. PTY LTD	Blumberg Str. (South Afri	RND	40,000		100%

(1) This company is held through a trust company that deals with the distribution of products belonging to the heating segment on the German market. The name of the controlled company has been omitted as in our faculty, in compliance with applicable laws, in order to avoid damaging said company.

List of the shareholdings assessed with the net equity method:

Company name	Registered Office	Currency	Corporate Capital	Direct Shareholding	Indirect Shareholding
Subsidiaries:					
Climre S.A.	Luxembourg (L)	EUR	1,239,468	4%	96%
Associated companies:					
Omas S.r.l.	S. Vittorio di Gualtieri (RE)	EUR	364,000	40%	
Effegici S.r.l.	Gorgo al Monticano (TV)	EUR	244,400	25%	
Parex Industries Ltd.	Auckland (NZ)	NZD	7,600,000	49%	
Participation held trough Comitalia Fiduciaria		EUR	520,000	40%	

Other shareholdings in subsidiaries:

Company name	Registered Office	Currency	Corporate Capital	Shareholding Direct	Shareholding Indirect
Controlled companies:					
Kenwood Appliances (Australia) pty Limi	Sydney (Australia)	AUD	15,000		100%
Kenwood Appliances Ireland Limited	Dublin (Ireland)	IEP	100,000		100%
Kenwood Denmark A/S	Knardrup (DK)	DKK	1,000,000		100%
Kenwood Appliances Limited	Auckland (New Zealand)	NZD	1,002,650		100%
Kenwood Polska Sp.Zo.o	Warsaw (P)	PLN	172;400		100%
Kenwood Appliances Inc.	Havant (GB)	USD	25,000		100%
Kenwood Trustees Limited	Havant (GB)	GBP	2		100%

(EURO thousands)

ASSETS	30.06.2002	31.12.2001	30.06.2001
A) RECEIVABLES FROM SHAREHOLDERS	**0**	**0**	**0**
B) ASSETS			
I - INTANGIBLE ASSETS	89,367	93,227	94,101
II - TANGIBLE ASSETS	95,291	96,259	101,544
III - LONG-TERM INVESTMENTS	454,813	454,681	282,456
TOTAL FIXED ASSETS	**639,471**	**644,167**	**478,101**
C) CURRENT ASSETS			
I - INVENTORY	124,239	77,555	133,408
II - RECEIVABLES			
1) from customers	143,635	138,683	131,429
2) from subsidiares	162,005	168,921	146,496
3) from associated companies	12,402	5,819	10,606
4) from controlling companies	207	3,306	207
5) from others	14,754	13,601	19,864
TOTAL RECEIVABLES	333,003	330,330	308,602
III - FINANCIAL ACTIVITIES OTHER THAN FIXED ASSETS	636	906	1,035
IV - LIQUID ASSETS	8,926	17,975	21,586
TOTAL CURRENT ASSETS	**466,804**	**426,766**	**464,631**
D) ACCRUED INCOMES AND PAYABLES	2,495	3,124	**3,722**
TOTAL ASSETS	**1,108,770**	**1,074,057**	**946,454**

LIABILITIES	30.06.2002	31.12.2001	30.06.2001
A) SHAREHOLDERS' EQUITY			
I - SHARE CAPITAL	448,500	448,500	336,000
II - ADDITIONAL PAID-IN CAPITAL	15,000	15,000	0
III - REVALUATION RESERVE	0	0	0
IV - LEGAL RESERVE	3,561	3,254	3,254
V - RESERVE FOR TREASURY STOCK ON HAND	0	0	0
VI - STATUTORY RESERVE	0	0	0
VII - OTHER RESERVES	35,488	34,589	34,589
VIII - RETAINED EARNINGS	0	0	0
IX - NET INCOME (LOSS) FOR THE YEAR (1)	19,309	6,140	4,041
TOTAL GROUP SHAREHOLDERS' EQUITY	**521,858**	**507,483**	**377,884**
B) PROVISIONS FOR CONTINGENCIES AND OBLIGATIONS	7,169	6,439	5,697
C) STAFF LEAVING INDEMNITY	10,633	10,337	10,013
D) PAYABLES			
3) Bank loans and overdrafts	147,580	196,974	166,883
4) Other financing payables	9,467	3,764	3,962
5) Advances	1,506	629	2,691
6) Due to suppliers	131,935	91,834	127,936
8) Due to subsidiaries	238,778	216,403	207,770
9) Due to associated companies	1,342	3,577	123
10) Due to controlling companies	11	11	11
11) Due to the tax authorities	20,684	20,345	27,579
12) Social security payables	1,590	2,431	1,408
13) Other payables	12,939	10,518	11,297
TOTAL PAYABLES	**565,832**	**546,486**	**549,660**
E) TOTAL ACCRUED LIABILITIES AND DEFERRED INCOME	**3,278**	**3,312**	**3,200**
TOTAL LIABILITIES	**586,912**	**566,574**	**568,570**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**1,108,770**	**1,074,057**	**946,454**
MEMORANDUM ACCOUNTS	**258,908**	**222,703**	**261,681**

(1) The results of the period as of 30/06/2001 and as of 30/06/2002 are presented before taxes, adjustments and provisions realised exclusively in compliance with taxation norms.

(EURO figures are in thousands)

INCOME STATEMENT	30.06.2002	31.12.2001	30.06.2001
A) INCOME			
1) Net revenues from the sale of goods and services	244,010	548,392	238,082
2) Changes in work in progress and finished goods (inventory)	37,187	(8,391)	33,992
4) Increase in fixed assets for internal works	1,013	1,831	1,138
5) Other income	7,160	20,235	9,444
VALUE OF PRODUCTION (REVENUES)	**289,370**	**562,067**	**282,656**
B) EXPENSES			
6) Raw and subsidiary material and goods	171,091	288,026	167,721
7) Services	53,619	113,255	53,268
8) Leases	1,947	3,219	1,500
9) Personnel Costs	31,602	57,188	28,256
10) Amortisation and Depreciation			
- Amortisation	12,856	35,887	11,513
- Depreciation	1,073	1,818	881
11) Changes in stock of raw materials and consumable	(9,498)	5,331	(8,139)
12) For risks	1,513	1,948	1,074
14) Other operating expenses	1,801	2,292	1,223
TOTAL PRODUCTION COSTS (EXPENSES)	**266,004**	**508,964**	**257,297**
DIFFERENCE BETWEEN REVENUES AND EXPENSES (A-B)	**23,366**	**53,103**	**25,359**
C) FINANCIAL INCOME AND EXPENSES			
15) Earnings from equity investments	63	1,425	63
16) Other financial income	15,433	23,285	12,743
17) Interests and other financial expenses	(17,623)	(34,463)	(20,046)
TOTAL FINANCIAL INCOME AND EXPENSES	**(2,127)**	**(9,753)**	**(7,240)**
D) ADJUSTMENTS TO FINANCIAL ASSETS			
19) Writedown of equity investments	(2,375)	(24,853)	(14,043)
TOTAL ADJUSTMENTS TO FINANCIAL ASSETS	**(2,375)**	**(24,853)**	**(14,043)**
E) EXTRAORDINARY INCOME AND EXPENSES			
20) Extraordinary income	921	86	0
21) Extraordinary expenses	(476)	(2,795)	(35)
TOTAL EXTRAORDINARY INCOME AND EXPENSES	**445**	**(2,709)**	**(35)**
NET INCOME (LOSS) BEFORE INCOME TAX	**19,309**	**15,788**	**4,041**
22) Income taxes		(9,648)	0
23) NET INCOME (LOSS) BEFORE MINORITY INTEREST (1)	**19,309**	**6,140**	**4,041**

(1) The results of the period as of 30/06/2001 and as of 30/06/2002 are presented before taxes, adjustments and provisions realised exclusively in compliance with taxation norms.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers SpA

AUDITORS REPORT ON THE LIMITED REVIEW OF DE' LONGHI SPA INTERIM FINANCIAL REPORTING FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2002

To the Shareholders of
De' Longhi SpA

1 We have performed a limited review of the consolidated interim financial reporting of De' Longhi SpA for the six month period ended 30 June 2002, consisting of consolidated balance sheet, income statement and accompanying notes. We have also ensured that the management discussion and analysis is consistent with other information included in the consolidated interim financial reporting.

2 Our work was carried out in accordance with the procedures for a limited review recommended by the National Commission for Companies and the Stock Exchange (CONSOB) with deliberation n° 10867 of 31 July 1997. The limited review consisted principally of inquiries of company personnel about the information reported in the consolidated interim financial reporting and about the consistency of the accounting principles utilised therein with those applied at year end as well as the application of analytical review procedures on the data contained in the consolidated interim financial reporting. The limited review excluded certain auditing procedures such as compliance testing and verification or validation tests of the assets and liabilities and was therefore substantially less in scope than an audit performed in accordance with generally accepted auditing standards. Accordingly, unlike an audit on the annual statutory and consolidated financial statements, we do not express a professional audit opinion on the consolidated interim financial reporting.

3 Regarding the comparative data for the year ended 31 December 2001 of the consolidated financial statements and the consolidated interim financial reporting for the six month period ended 30 June 2001, reference should be made to our reports dated 29 March 2002 and 18 September 2001 respectively.

4 Based on our review no significant changes or adjustments came to our attention that should be made to the consolidated interim financial reporting identified in paragraph 1 of this report, in order to make them consistent with the criteria for the preparation of interim financial reporting established by article 81 "half yearly report" of the CONSOB Regulation approved by Resolution n° 11971 of 14 May 1999 and subsequent modifications.

Sede legale: Milano 20124 Via Vittor Pisani 20 Tel. 0267831 Fax 0266981433 Cap. Soc. 3.754.400,00 Euro i.v., C.F. e P. IVA e Reg. Imp. Milano 12979880155 Iscritta all'Albo Consob – Altri uffici: **Ancona** 60123 Via Corridoni 2 Tel. 07136881 – **Bari** 70125 Viale della Repubblica 110 Tel. 0805429863 – **Bologna** 40122 Via delle Lame 111 Tel. 051526611 – **Brescia** 25124 Via Cefalonia 70 Tel. 0302219811 – **Firenze** 50129 Viale Milton 65 Tel. 0554627100 – **Genova** 16121 Piazza Dante 7 Tel. 01029041 – **Milano** 20122 Corso Europa 2 Tel. 0277851 – **Napoli** 80121 Piazza dei Martiri 30 Tel. 0817644441 – **Padova** 35137 Largo Europa 16 Tel. 0498762677 – **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 – **Parma** 43100 V.le Tanara 20/A Tel. 0521242848 – **Roma** 00154 Largo Fochetti 29 Tel. 06570251 – **Torino** 10129 Corso Montevecchio 37 Tel. 011556771 – **Trento** 38100 Via Manzoni 16 Tel. 0461237004 – **Treviso** 31100 Piazza Crispi 8 Tel. 0422542726 – **Trieste** 34125 Via Cesare Battisti 18 Tel. 0403480781 – **Udine** 33100 Via Marinoni 12 Tel. 043225789 – **Verona** 37122 Corso Porta Nuova 125 Tel. 0458002561

5 As indicated in the accompanying notes to the consolidated interim financial reporting, De' Longhi SpA has adopted the faculty allowed by the above cited CONSOB Regulation and accordingly has presented the consolidated result for the period gross of taxes and provisions deriving from the application of tax laws.

Treviso, 16 September 2002

PricewaterhouseCoopers SpA

Roberto Adami
(Patner)

"This report has been translated from the original which was issued in accordance with Italian legislation. The consolidated interim financial reporting referred to in the above report have not been translated"

2

29.07.2002 - The Board of Directors of De'Longhi S.p.A. will approve the Half Yearly Report on September 13th, 2002

The Board of Directors of De'Longhi S.p.A. will meet on September 13th, 2002 in order to approve the Half Yearly Report closing at June 30th, 2002.

De'Longhi S.p.A., whose shares are listed on Mercato Telematico Azionario, is exonerated from publishing the Second Quarterly Report as permitted by art. 82.2 of the Consob Regulation n. 11971/1999.

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Barabino & Partners
Consulenza di direzione
in Comunicazione d'Impresa

3

PRESS RELEASE

DE' LONGHI S.p.A.: the Board of Directors approved the positive H1 2002 consolidated results: net sales up to € 558.7m (+8.4% vs H1 2001),EBITDA up to € 62.9m (+18,1% vs H1 2001), EBIT up to € 29.1m (+43,3%), profit before tax up to € 12.0m (+196.8%).

Strong cash flow generation of € 55.9 million and consequent reduction of the net debt, which after taking into account the distribution of dividends, decreased to € 398.9m as of June, 30 2002 from € 447.1m at the end of 2001.

Management of De' Longhi confirms the growth forecasts for the current year.

The Board of Directors of De'Longhi S.p.A. - leader in the Heating, Air Conditioning and Treatment, Cooking and Food Preparation and Cleaning and Ironing Systems segments – and listed on the Italian Stock Exchange since July 2001– today approved H1 2002's positive financial statements.

Net sales reached € 558.7m (+8.4% vs H1 2001), EBITDA increased to € 62.9m (+18.1%), EBIT was € 29.1m (+43.3%), with profit before tax increasing by 196.8% to € 12.0m.

Even more remarkable were the results for the second quarter, with net sales increasing by 11.4% compared to 2Q 2001 and EBITDA margin improving by 1.5% (11.1% of sales vs 9.6% in Q2 2001) and up by 29,1% in absolute terms compared to the same period in 2001.

New products accounted for more than 23% of the turnover in the second half; this percentage is expected to increase in the second half of the year, as consequence of the presentation of the new collection of products.

At EBITDA level, the increase of 18.2% (and the improvement of EBITDA margin from 10.3% in H1 2001 to 11.3% in H1 2002), was mainly driven by a more favourable sales mix, actions undertaken to improve work efficiency, as well as synergies arising from the integration with Kenwood.

As far as business divisions are concerned (Heating, Air Conditioning and Treatment, Cooking and Food Preparation and Cleaning and Ironing Systems), it is worth noting the continuous growth trend for the Cooking and Food Preparation segment, which is the largest one in terms of contribution to sales: this segment reported a +13.4% growth vs H1 2001, driven by both De'Longhi branded products (in particular coffee machines, fryers and electrical ovens) and Kenwood branded products.

On a geographical basis, North America (+39.4%) and Japan (+37.1%) confirmed the significant growth rates of the recent years.

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Barabino & Partners
Consulenza di direzione
in Comunicazione d'Impresa

Also Italy, thanks to the positive performance of portable air conditioners and the launch of Colombina Explora, reported Q2 sales up more than 20% compared to the same quarter of last year.

"In spite of the seasonality effects which historically penalises the first half (1H 2001 accounted for 43% of sales for the total year) " – the Chairman Giuseppe De'Longhi comments – "we are satisfied with the results achieved, which are in line with our expectations and we are confident for the second half of the year, during which we expect to launch many products, in some cases strongly innovative".

"The integration of Kenwood" – continues Stefano Beraldo – "continues to provide satisfactory results: sales were up in almost every market, mainly in the UK. The brand is being relaunched strongly and thanks to the work of specific teams, (formed by Italian, English and Chinese employees) new cost savings opportunities, which had not been included in the original plan, were discovered. These additional synergies will contribute to profitability in the second half."

With the regard to the financial performance, net working capital decreased to € 360.9 million (29.1% on sales) in H1 2002 from € 388.5 million as of December 2001 (32.4% on sales). Net financial position was € 398.9 million (down from € 447.1 million in December 2001), with a free cash flow generation of € 48.9 million in the second half.

In September 2002, De' Longhi concluded a securitization contract, for a maximum amount of € 100m. As a consequence of this agreement, an equivalent amount of the domestic trade receivables relative to De' Longhi Spa and Ariete will be disposed of on a "pro-soluto" basis every month.

This transaction is instrumental in both reducing the cost of capital and optimising the financial structure and provides flexibility with a long term wiev.

The Board of Directors appointed Federico Caretti as new Investor Relations Manager of the Group.

De'Longhi is trading at about +45% above the IPO price.

Attached: consolidated Balance Sheets and Profit and Loss Statements.

Contact: Barabino & Partners
Federico Steiner
Niccolò Moschini
Tel. 02/72.02.35.35

Treviso, September 13, 2002

De'Longhi S.p.A. consolidated financial statement as at 30/06/2002
Income statement:

	30.06.2002	% of sales	30.06.2001	% of sales
	Euro mil.	%	Euro mil.	%
Total revenues	558,7	100,0%	515,3	100,0%
Increases 2002/2001	*43.4*	*8.4%*		
Materials	(270,0)	(48,3%)	(255,7)	(49,6%)
Services	(136,5)	(24,4%)	(123,1)	(23,9%)
Value added	**152,2**	**27,2%**	**136,4**	**26,5%**
Labour costs	(82,9)	(14,8%)	(78,9)	(15,3%)
Provisions and writedowns	(6,4)	(1,2%)	(4,3)	(0,8%)
EBITDA	**62,9**	**11,3%**	**53,2**	**10,3%**
Increases 2002/2001	*9,7*	*18,1%*		
Depreciation and amortization	(33,7)	(6,0%)	(32,9)	(6,4%)
EBIT	**29,1**	**5,2%**	**20,3**	**3,9%**
Increases 2002/2001	*8,8*	*43,3%*		
Net financial expenses	(15,5)	(2,8%)	(17,8)	(3,5%)
Other income (loss)	(1,3)	(0,2%)	1,9	0,4%
Earnings before taxes	**12,3**	**2,2%**	**4,4**	**0,8%**
Minority interests	(0,4)	(0,1%)	(0,3)	(0,1%)
Net (loss) income for the year	**12,0**	**2,1%**	**4,0**	**0,8%**

De'Longhi S.p.A. consolidated financial statement as at 30/06/2002
Balance sheet:

	30.06.2002	31.12.2001	Change 30.06.2002 31.12.2001	30.06.2001	Change 30.06.2002 30.06.2001
	Euro mil.	Euro mil.	Euro mil.	Euro mil.	Euro mil.
Trade receivables	375,8	412,5	(36,8)	345,1	30,6
Net inventory	293,1	234,8	58,2	304,4	(11,3)
Trade payables	(308,0)	(249,7)	(58,3)	(276,7)	(31,3)
Other current assets (liabilities)	0	(9,1)	9,2	8,4	(8,4)
Net working capital	**360,9**	**388,5**	**(27,6)**	**381,2**	**(20,3)**
Non current assets:					
Intangible assets	423,3	435,2	(11,9)	440,5	(17,2)
Tangible assets	187,1	193,7	(6,6)	194,4	(7,3)
Financial assets	9,4	9,6	(0,2)	8,5	0,9
Total funds and long-term liabilities	(52,5)	(54,8)	2,3	(45,9)	(6,5)
Total capital employed	**928,2**	**972,2**	**(43,9)**	**978,6**	**(50,4)**
Minority interests	(0,5)	(0,3)	(0,2)	(0,8)	0,3
Net equity	(528,9)	(524,8)	(4,1)	(377,1)	(151,8)
Total non-financial sources	**(529,4)**	**(525,1)**	**(4,3)**	**(377,9)**	**(151,5)**
Net financial position	**(398,9)**	**(447,1)**	**48,2**	**(600,7)**	**201,9**

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02 Sole 4=84x88 11-09-2002 17:29 Pagina 1

Barabino & Partners

Relazione Semestrale al 30 giugno 2002

Si rende noto che, in ottemperanza a quanto disposto dall'art. 83 della delibera CONSOB n. 11971 del 14 maggio 1999 e successive modifiche, la Relazione Semestrale al 30 giugno 2002 di De'Longhi S.p.A. è stata depositata presso la sede sociale e la Borsa Italiana S.p.A., a disposizione di chiunque ne faccia richiesta.

Il documento è altresì consultabile sul sito internet www.delonghi.com.

Si segnala che le eventuali osservazioni del Collegio Sindacale e la Relazione della Società di Revisione saranno messe a disposizione successivamente, con le stesse modalità, nei tempi previsti dalla normativa vigente.

Il Consiglio di Amministrazione
Treviso, 14 settembre 2002

DE' LONGHI S.p.A.
sede sociale in Treviso, Via Lodovico Seitz, 47
capitale sociale Euro 448.500.000 codice fiscale e n. iscrizione
al Registro Imprese di Treviso 11570840154
partita IVA 03162730265

Living innovation

DeLonghi

B&P
Barabino & Partners
Consulenza di direzione
in Comunicazione d'Impresa

DE'LONGHI S.p.A.

During the presentation of new Kenwood brand products in Italy, De' Longhi's CEO Stefano Beraldo confirmed that, as things presently stood – i.e. based on the order book and barring any currently unpredictable external events – there were no reasons to change previous sales growth forecasts.

As regards profitability, the CEO confirmed the positive trend - featuring more than proportional growth vs. sales – achieved in the first quarter.

Contact: Barabino & Partners
Federico Steiner
Niccolò Moschini
Tel. ++39 02 72.02.35.35

Milan, October 7th 2002

DèLonghi

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21.10.2002 – Date of the Board of Directors' meeting for the approval of the Third Quarter Report as of 30.09.2002

The Board of Directors of De'Longhi S.p.A. will meet on November 13th, 2002 at 11 a.m. in order to approve the Third Quarter Report closing at September 30th, 2002.